Itronics, Inc.
6490 So. McCarran Blvd.
Bldg C Ste 23
Reno, NV 89509

October 24, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Ms. Donna Levy, Esq.

Re:	ITRONICS, INC.
Registration Statement on Form SB-2
(Registration No. 033-18582)
Filed on September 8, 2006

Quarterly and Annual Financial Reporting Disclosures
Pursuant to Item 308C of Regulation SB

Dear Ms. Levy:

In connection with our quarterly and annual filings on SEC Forms 10-QSB and 10-KSB respectively, we acknowledge receipt of your comments relating to Item 308C of Regulation SB and disclosure of any changes in internal control over our financial reporting, pursuant to paragraph (d) of Rule 13a-15 or Rule 15d-15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”).

Please be advised that in all future filings, we will update the language in the body of the reports to reflect that we have complied with the evaluative procedures set forth pursuant to Rule 13a-15 or Rule 15d-15(d) of the Exchange Act.

Also we have revised paragraph 4 of the certifications per your instructions, attached hereto as Exhibit A.

Very truly yours,

ITRONICS, INC.

By:	/s/ John W. Whitney
Dr. John W. Whitney
President

Cc: Arthur S. Marcus, Esq.
Gersten Savage, LLP

Exhibit A

(31) Rule 13a-14(a)/15d-14(a) Certifications. The certifications required by Rule 13a- 14(a) (17 CFR 240.13a-14(a)) or Rule l5d-14(a)(17CFR240.l 5d-14(a)) exactly as set forth below:

CERTIFICATIONS*

I, [identify the certifying individual), certify that:

1.	I have reviewed this [specify report] of [identify small business issuer];

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.
The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-1 5(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.
 The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date:________________________

[Signature]
[Title]

* Provide a separate certification for each principal executive officer and principal financial officer of the small business issuer. See Rules 13a-l4(a)and 15d-l4(a).